UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Timber Pharmaceuticals, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

50 Tice Blvd, Suite A26

Address of Principal Executive Office (Street and Number)
Woodcliff Lake, NJ 07677

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Timber Pharmaceuticals, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (the “Form 10-Q”) within the prescribed time period on or before August 14, 2020 without unreasonable effort or expense. The Company requires additional time to complete the accounting and preparation of the disclosures associated with its recently completed merger and associated financing transactions. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Form 10-Q”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the five calendar day period provided by Rule 12b-25 for delayed filings.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Joseph Lucchese	(973)	314-9570
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

When filed, the Form 10-Q will reflect the results of continuing operations of the Company as a result of the recently completed merger and financing transactions, significantly changing the Company’s results of operations versus the last fiscal quarter. When filed, the Form 10-Q will reflect total revenue of approximately $27,000 for the six months ended June 30, 2020 compared to no revenue for the same period in 2019. Also, the Form 10-Q will reflect comprehensive loss of $18.8 million for the six months ended June 30, 2020 compared to comprehensive loss of $0.3 million for the same period in 2019.

Timber Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 17, 2020	By:	/s/ Joseph Lucchese
		Name:	Joseph Lucchese
		Title:	Chief Financial Officer